Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
Revlon Employees' Savings, Investment
and Profit Sharing Plan:

We consent to incorporation by reference in the Registration Statement of Revlon, Inc. on Form S-8 (File No. 333-48871) of our report dated June 21, 2005, relating to the statements of net assets available for benefits of the Revlon Employees' Savings, Investment and Profit Sharing Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules, Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2004, and Schedule H, line 4j-schedule of reportable transactions for the year ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Revlon Employees' Savings, Investment and Profit Sharing Plan.

/s/ Mitchell & Titus, LLP

New York, New York
June 21, 2005